

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
J. Keith McKinnish
Chief Financial Officer
WireCo WorldGroup Inc.
12200 NW Ambassador Drive
Kansas City, MO 64163

> **Re:** **WireCo WorldGroup Inc.**
> **Amendment No. 2 to Form S-4**
> **Filed November 18, 2011**
> **File No. 333-174896**

Dear Mr. McKinnish:

We have reviewed your registration statement and have the following comments.

General

1. Please revise the Company Information section in EDGAR to include your Current Fiscal Year End. This field is currently blank.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies, page 89

Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets, page 89

2. We note your response to comment 13 in our letter dated September 2, 2011. You indicate that if the carrying amount exceeds its estimated undiscounted net cash flows, the asset's carrying value is reduced to its estimated fair value. You also disclose that fair value is typically estimated using an undiscounted cash flow analysis. Please address the appropriateness of whether fair value is estimated using "undiscounted cash flows" as opposed to using "discounted cash flows." Refer to ASC 360-10-35-36.

Executive Compensation, page 117

Compensation Discussion and Analysis, page 117

Elements of Our Compensation Program, page 117

Annual Incentives, page 118

3. For each named executive officer, please explain why the compensation reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table is not consistent with the amounts reported in the tables on pages 118 and 120 relating to the calculation of 2010 bonuses.

Financial Statements

Financial Statements – December 31, 2010

(19) Condensed Consolidating Financial Statements, page F-62

4. You have removed disclosure from this footnote indicating that the Guarantors will be 100% owned upon completion of the reorganization. We understand that the reorganization has now occurred. Please revise this footnote and the similar footnote in the interim financial statements to clearly state, if true, that each of the Guarantors is 100% owned by the Company. Refer to Rule 3-10 of Regulation S-X, including the definition in paragraph (h)(1).

Signatures, page II-29

5. We note your response to comment 26 in our letter dated September 2, 2011. Please identify the individual who has signed the registration statement for WireCo WorldGroup Poland Holdings Sp. z o.o in the capacity of principal accounting officer.

Exhibit 5.7 – Form of Opinion of Arendt and Medernach LLC

6. We note your response to comment 33 of our letter dated September 2, 2011 and continue to believe that the assumption in paragraph (xiii) is overly broad. Counsel may revise the opinion consistent with the explanation submitted in response to our prior comment so that it is clear which matters relating to the Domiciliation Law are being assumed for purposes of rendering the opinion.

Exhibit 5.8 – Form of Opinion of Wardynski I Wspolnicy Sp.k

7. We note the last sentence of counsel's opinion, which states, "No person (other than the above-mentioned entities) into whose possession a copy of this opinion comes may rely on this opinion, without our express written consent addressed to him." Please have counsel revise its opinion to remove this limitation upon reliance. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion.

Exhibit 5.9 – Form of Opinion of PRK Partners s.r.o.

8. We note the following language in the last paragraph of counsel's opinion:

> Other than for the consented purposes, this opinion is not to be transmitted to anyone nor is it to be relied upon by anyone or for any other purpose or quoted or referred to in any public document or filed with anyone without our written consent. We accept no responsibility or legal liability to any person other than the addressees in relation to the contents of this opinion.

Please have counsel revise its opinion to remove these limitations. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion or its responsibility or legal liability to any persons for the contents of its opinion.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Steven F. Carman, Esq.
        Husch Blackwell LLP (via E-mail)